UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

PACIFIC DATAVISION, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
694171307
(CUSIP Number)
February 9, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 694171307
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Stephen Feinberg
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	1,918,300*
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	1,918,300*
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,918,300*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]
(11) Percent of Class Represented by Amount in Row (9): 15.4%*
(12) Type of Reporting Person (See Instructions): IA, IN

 * Based on the information set forth on Form S-1/A of Pacific DataVision, Inc. (the “Company”) filed with the Securities and Exchange Commission on January 26, 2015, there were 12,473,024 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), outstanding as of January 5, 2015. As of February 9, 2015, Cerberus Institutional Partners V, L.P. holds 1,595,564 shares of the Common Stock, Cerberus International II Master Fund holds 228,407 shares of the Common Stock and Cerberus Partners, L.P. holds 94,329 shares of the Common Stock. Stephen Feinberg, through one or more intermediate entities, exercises sole voting and dispositive control with respect to all shares of the Common Stock held by each of Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P., and Cerberus Partners, L.P. As a result, as of February 9, 2015, Mr. Feinberg may be deemed to beneficially own 1,918,300 shares, or 15.4% of the shares of the Common Stock issued and outstanding.

Item 1(a). Name Of Issuer:
Pacific DataVision, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
3 Garret Mountain Plaza, Suite 401, Woodland Park, NJ 07424
Item 2(a). Name of Person Filing:
Stephen Feinberg
Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022
Item 2(c). Citizenship:
United States
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.0001 per share
Item 2(e). CUSIP No.:
694171307
Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned (as of February 9, 2015):	1,918,300*
(b) Percent of Class (as of February 9, 2015):	15.4%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	1,918,300*
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	1,918,300*
(iv) Shared power to dispose or to direct the disposition of:	0

__________________

* Based on the information set forth on Form S-1/A of Pacific DataVision, Inc. (the “Company”) filed with the Securities and Exchange Commission on January 26, 2015, there were 12,473,024 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), outstanding as of January 5, 2015. As of February 9, 2015, Cerberus Institutional Partners V, L.P. holds 1,595,564 shares of the Common Stock, Cerberus International II Master Fund holds 228,407 shares of the Common Stock and Cerberus Partners, L.P. holds 94,329 shares of the Common Stock. Stephen Feinberg, through one or more intermediate entities, exercises sole voting and dispositive control with respect to all shares of the Common Stock held by each of Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P., and Cerberus Partners, L.P. As a result, as of February 9, 2015, Mr. Feinberg may be deemed to beneficially own 1,918,300 shares, or 15.4% of the shares of the Common Stock issued and outstanding.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.

Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2015

By:	/s/ Stephen Feinberg

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).